ENDORSEMENT OR RIDER NO.
         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

---------------------------------------------------------------------------------------------------------------------
 ATTACHED TO AND FORMING              DATE ENDORSEMENT OR              * EFFECTIVE DATE OF ENDORSEMENT OR RIDER
 PART OF BOND OR POLICY NO.           RIDER EXECUTED                   12:01 A.M. STANDARD TIME AS SPECIFIED IN THE
                                                                       BOND OR POLICY

     490PB0901                          08/02/06                          11/01/05
---------------------------------------------------------------------------------------------------------------------
* ISSUED TO

FIFTH THIRD FUNDS

---------------------------------------------------------------------------------------------------------------------

                            Named Insured Endorsement

 It is agreed that:

1. From and after the time this rider becomes effective the Insured under the attached bond are:

     - Fifth Third High Yield Bond Fund









2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.


Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.


                                            By
                                                ------------------------------
                                                Authorized Representative


ICBO10 Ed. 7-04
0 2004 The St. Paul Travelers Companies, Inc. All Rights Reserved